Exhibit 20.1

INTRADO® ANNOUNCES FOURTH QUARTER EARNINGS

Fourth Quarter Revenue of $36.0 Million, Free Cash Flow of $10.8 Million

Conference Call Reminder. Intrado’s fourth-quarter earnings conference call will be hosted live via the Internet on February 3, 2005 at 4:30 p.m. ET at www.intrado.com. An online archive of the broadcast will be available through February 10, 2005.

Overview

•    Reported fourth-quarter net loss of $0.55 per share; net income of $0.24 per diluted share excluding previously announced goodwill and other asset impairment charges of $13.8 million.

•    Fourth-quarter revenue of $36.0 million, up 9% from fourth-quarter 2003.

•    Wireless fourth-quarter revenue of $13.8 million, up 34% compared to fourth-quarter 2003, driven by continued deployments and a growing customer base.

•    First-quarter 2005 outlook: revenue of $35 million to $37 million; earnings per diluted share of $0.11 to $0.13; free cash flow of breakeven to $2 million. Free cash flow is defined as cash provided by operating activities of $3 million to $5 million, less cash used to acquire property and equipment of $1 million and capitalized software of $2 million.

February 3, 2005 (Longmont, Colo.) — Intrado Inc. (NASDAQ:TRDO; www.intrado.com), a leading provider of integrated data and telecommunications solutions, today reported fourth-quarter growth in revenues and free cash flow, driven primarily by growth in wireless revenue.

Intrado reported a fourth-quarter 2004 net loss of $0.55 per share that included goodwill and other asset impairment charges of $13.8 million.  The goodwill and asset impairment charges related primarily to the company’s wholly owned subsidiary, bmd wireless, but also included asset write-offs in the company’s Palladium call-handling product line. Total revenues for the fourth quarter increased 9% to $36.0 million from $33.0 million in 2003. The overall increase was driven by wireless revenues, which were up 34%, from $10.3 million in the fourth quarter of 2003 to $13.8 million in the fourth quarter of 2004.

George Heinrichs, chief executive officer of Intrado, said, “This was an excellent quarter for Intrado. We exceeded revenue and cash flow expectations and continued to provide world-class service for our customers. We have continued to expand our products, enhance our deployed base and improve customer satisfaction. In 2004, we also accelerated our efforts to focus on value-maximizing activities, build a strong liquidity base and invest in the future of emergency telecommunications services via our IEN platform. I am very positive about the progress we will make in 2005.”

Fourth-Quarter Operational Highlights

Wireline. Revenue was $21.3 million in the fourth quarter of 2004, down 3% from $22.0 million in the fourth quarter of 2003.

Wireless. Revenue was $13.8 million in the fourth quarter of 2004, up 34% from $10.3 million in the fourth quarter of 2003. Included in wireless revenue for the fourth-quarter of 2004 was $488,000 from our bmd wireless unit.

New Markets. Revenue was $813,000 in the fourth quarter of 2004, up from $649,000 for the fourth quarter of 2003.

Direct Expenses. Total reported direct expenses for the fourth quarter were $32.7 million, including non-cash asset impairment charges of $13.8 million. On a pro forma basis, fourth-quarter direct expenses were $18.9 million, compared to $17.3 million in the year-ago quarter, an increase of 9%.

Indirect Overhead Expenses. Total indirect overhead expenses increased 16% to $11.7 million in the fourth quarter of 2004, compared to the same period in 2003. Total indirect overhead expenses are defined as sales and marketing expenses of $5.3 million, general and administrative expenses of $5.5 million and research and development expenses of $0.8 million. During the fourth quarter of 2003, indirect overhead expenses were $10.0 million and consisted of $4.5 million of sales and marketing expenses, $5.0 million of general and administrative expenses and $0.5 million of research and development expenses.

Intrado had $40.3 million in cash and cash equivalents, short-term investments and long-term investments at December 31, 2004. At year end, Intrado had $17.2 million available under its revolving line of credit with GE Capital and an additional $8.5 million under existing capital lease facilities. During the fourth quarter of 2004, Intrado retired $7.3 million in debt.

Days sales outstanding (DSOs) were 49 days at December 31, 2004, down from 59 days at September 30, 2004. DSOs is defined as gross accounts receivable plus unbilled revenue divided by total quarterly revenue, multiplied by 90 days.

Fourth Quarter Asset Impairment Charges. As previously announced on January 27, 2005, the company was reviewing the carrying value of certain assets of bmd and its Palladium product line as part of its year-end close process. On February 3, 2005, after completing the year-end close process, Intrado’s management and Audit Committee determined that the total non-cash asset impairment charges were $13.8 million.

•    bmd wireless AG. Due to competitive pressure in Europe and a longer sales cycle than expected at the time of the acquisition, the financial results for bmd were lower than expected in 2004. As a result, the company now expects a significantly slower path for bmd’s technology to penetrate the European and North American markets. Based on these trends, the company determined in the fourth quarter of 2004 that the five-year earnings forecast for bmd required a substantial downward revision. In light of these factors, the company engaged an independent valuation firm to perform an analysis of bmd assets. As a result of the analysis, Intrado’s management and Audit Committee concluded that a non-cash goodwill impairment charge of $13.5 million of the original $18.9 million should be recorded in the fourth quarter of 2004, slightly higher than the initial impairment estimate of $9 million to $13 million. No portion of the asset impairment will result in future cash expenditures. While the forecast for bmd is now lower than originally anticipated when acquired, Intrado management continues to believe that there is a market for bmd technology in the growing wireless market and continues to support and pursue sales opportunities under a refined marketing and sales strategy, albeit at a lower pace and forecasted revenue levels.

•    Palladium (Call-Handling) Product Line. As previously announced, the company recorded an asset impairment charge of $322,000 for the write-down of assets related to Palladium, its call–handling product line. The write-down of goodwill and other intangible assets related to Palladium is based upon the company’s decision to eliminate future investment in the product line and wind down the existing operations in 2005.  No portion of the asset impairment charge will result in future cash expenditures. On February 1, 2005 Intrado and Tel Control, Inc. (“TCI”) entered into an agreement, subject to close, under which TCI will assume the operations of Intrado’s call-handling business.

Fourth-Quarter Financial Results

•      For the three months ended December 31, 2004, the Company reported revenue of $36.0 million, up 9% from $33.0 million in the fourth quarter last year.

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•      Net loss for the fourth quarter of 2004 was $9.6 million, or $0.55 per share, compared to net income of $3.9 million, or $0.23 per diluted share, for the same period in 2003. Excluding non-cash asset impairment charges, the net income for the fourth quarter of 2004 was $4.2 million, or $0.24 per share.

•      Cash from operations for the fourth quarter of 2004 was $13.5 million, compared to $11.2 million for the same period in 2003.

•      Free cash flow (as defined above) for the fourth quarter of 2004 was $10.8 million compared to $8.5 million for the same period in 2003.

Full-Year Financial Results

•      For 2004, revenue was $136.5 million, up 9.5% from $124.7 million in 2003.

•      Net loss was $3.5 million, or $0.20 per share in 2004, compared to net income of $10.7 million, or $0.63 per diluted share in 2003. Excluding full-year 2004 non-cash asset impairment charges of $16.3 million, or $0.90 per share, full year 2004 net income was $12.9 million, or $0.71 per share.

•      Net cash provided by operating activities was $31.1 million in 2004, compared to $36.8 million in 2003. The decrease was primarily driven by changes in working capital.

•      Free cash flow (as defined above) for the full year 2004 was $19.5 million, compared to $28.2 million in 2003. The decrease was primarily driven by increased investments in capitalized software and net investments in working capital.

First-Quarter 2005 Outlook

In the first quarter of 2005, Intrado expects:

•      Total revenue in the range of $35 million to $37 million.

•      Wireline revenue in the range of $21 million to $22 million.

•      Wireless revenue in the range of $13 million to $14 million.

•      New Markets revenue of approximately $700,000.

•      Earnings per diluted share of $0.11 to $0.13, based on an estimated effective tax rate of 37.0% and 18.1 million shares outstanding.

•      Free cash flow of breakeven to $2 million, consisting of estimated net cash provided by operating activities ranging between $3 million and $5 million, less estimated capital expenditures of $1 million and estimated capitalized software development costs of $2 million.

•      Sales and marketing expenses of $5.3 million to $5.4 million.

•      General and administrative expenses of $5.1 million to $5.3 million.

•      Research and development costs of approximately $800,000.

Conference Call Webcast

Intrado’s fourth-quarter earnings conference call will be hosted live via the Internet on February 3, 2005 at 4:30 p.m. ET at www.intrado.com. An online archive of the broadcast will be available through February 10, 2005.

About Intrado

Intrado Inc. (NASDAQ:TRDO), now in its 25th year, has been a pioneer in emergency communications since 1979, providing the core of the nation’s 9-1-1 infrastructure and delivering innovative solutions to telecommunications companies and public safety organizations.

Intrado excels in systems engineering of complex, integrated data and telephony environments and in critical operations management. The Company’s unparalleled industry knowledge reduces the effort, cost and time associated with providing reliable information for 9-1-1, safety and commercial applications.

Intrado has received International Organization for Standardization (ISO) 9001-2000 certification.

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Additional information on Intrado, its products and services, and past press releases can be found at the Company’s Web site: www.intrado.com.

Note Concerning Non-GAAP Financial Measures

Certain information set forth herein, including net income, direct expenses and earnings per share excluding non-cash asset impairment charges are non-GAAP financial measures; further, total indirect overhead expenses and free cash flow, may be considered non-GAAP financial measures. Intrado believes this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring its operating performance, ability to retire debt and invest in new business opportunities. Intrado’s management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating the Company’s operating performance and capital resources. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as reported by Intrado may not be comparable to similarly titled amounts reported by other companies.  A reconciliation of GAAP and non-GAAP Statements of Operations is provided in the financial statements attached to this press release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement. Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.

The forward-looking statements included in this announcement are necessarily estimates reflecting the best judgment of senior management. Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct. Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including, but not limited to, the following:

•      Our reliance on large contracts from a limited number of significant telecommunications customers and their ability to pay for our services, especially in light of recent competitive pressures in the telecommunications industry;

•      Our ability to integrate businesses and assets that we have acquired or may acquire;

•      Whether our efforts to expand into European and other international markets will prove to be economically viable and whether we will be able to generate revenue sufficient to justify our investment in bmd wireless AG;

•      Adverse trends in the telecommunications industry in general, including bankruptcy filings by our customers and other factors that are beyond our control;

•      Whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable;

•      Competition in service, price and technological innovation from entities with substantially greater resources;

•      Constraints on our sales and marketing channels because many of our customers compete with each other;

•      Our ability to accurately predict, control and recoup the large amount of up-front expenditures necessary to serve new customers and possible delays in sales cycles;

•      Our ability to expand our services beyond our traditional business and into the highly competitive data management industry, such as our IntelliCastSM Target Notification and Commercial Database services;

•      The unpredictable rate of adoption of wireless 9-1-1 services, including further delays in the Federal Communications Commission’s mandated deployment of Phase I and Phase II wireless location services;

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•      The potential for liability claims, including product liability claims relating to our software;

•      Technical difficulties and network downtime, including those caused by sabotage or unauthorized access to our systems;

•      Changes in interest rates, including the LIBOR and prime rate and their potentially adverse effect on our results of operations and cash flows;

•      The possibility that we will not generate taxable income in an amount sufficient to allow us to utilize previously generated net operating loss carryforwards and/or research and development tax credits;

•      Our ability to economically attract, motivate and retain high-quality employees with skills that match our business needs;

•      Developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business;

•      The possibility that we may be required to treat the value of the stock options granted to employees and directors as compensation expense if proposals that are currently under consideration by accounting standards organizations and governmental authorities are adopted; and

•      Developments in governance, accounting and financial regulations, including Section 404 of the Sarbanes-Oxley Act of 2002 and their unpredictable impact on general and administrative expenses.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings. Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Investor Contact

Stephen Calk

Investor Relations

Intrado Inc.

720.864.5238

stephen.calk@intrado.com

[Financial Tables to Follow]

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INTRADO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

	THREE MONTHS ENDED DECEMBER 31,		TWELVE MONTHS ENDED DECEMBER 31,
	2004	2003	2004	2003

Revenues:
Wireline business unit	$21,335	$22,008	$81,937	$83,836
Wireless business unit	13,837	10,294	51,508	38,976
New Markets business unit	813	649	3,079	1,842
Total revenues	35,985	32,951	136,524	124,654

Costs and expenses:
Direct Costs - Wireline	11,761	10,585	43,796	39,890
Direct Costs - Wireless	19,982	5,570	39,326	21,574
Direct Costs - New Markets	936	1,184	6,269	4,641
Sales and marketing	5,349	4,483	20,084	16,933
General and administrative	5,524	5,054	21,727	22,268
Research and development	783	502	2,909	2,322
Total costs and expenses	44,335	27,378	134,111	107,628
Income (loss) from operations	(8,350)	5,573	2,413	17,026

Other income (expense):
Interest and other income	156	75	438	290
Interest and other expense	(276)	(326)	(1,247)	(1,408)
Net income (loss) before income taxes	(8,470)	5,322	1,604	15,908

Income tax expense	1,093	1,436	5,079	5,194

Net income (loss)	$(9,563)	$3,886	$(3,475)	$10,714

Net income (loss) per share:
Basic	$(0.55)	$0.25	$(0.20)	$0.68
Diluted	$(0.55)	$0.23	$(0.20)	$0.63

Shares used in computing net income (loss) per share:
Basic	17,404,547	15,767,188	17,166,594	15,764,081
Diluted	17,404,547	17,180,511	17,166,594	16,924,130

INTRADO INC.

Non-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

for illustrative purposes only

Reconciliation between Non-GAAP and GAAP Statements of Operations

The non-GAAP Statements of Operations for all periods presented are for illustrative purposes only and are not prepared in accordance with GAAP.  The following table details the reconciling items between the GAAP and non-GAAP Statements of Operations.

	THREE MONTHS ENDED DECEMBER 31,		TWELVE MONTHS ENDED DECEMBER 31,
	2004	2003	2004	2003

Revenues:
Wireline business unit	$21,335	$22,008	$81,937	$83,836
Wireless business unit	13,837	10,294	51,508	38,976
New Markets business unit	813	649	3,079	1,842
Total revenues	35,985	32,951	136,524	124,654

Costs and expenses:
Direct Costs - Wireline	11,439	10,585	43,474	39,890
Direct Costs - Wireless	6,499	5,570	25,255	21,574
Direct Costs - New Markets	936	1,184	4,321	4,641
Sales and marketing	5,349	4,483	20,084	16,933
General and administrative	5,524	5,054	21,727	22,268
Research and development	783	502	2,909	2,322
Total costs and expenses	30,530	27,378	117,770	107,628
Income from operations	5,455	5,573	18,754	17,026

Other income (expense):
Interest and other income	156	75	438	290
Interest and other expense	(276)	(326)	(1,247)	(1,408)
Net income before income taxes	5,335	5,322	17,945	15,908

Income tax expense	1,093	1,436	5,079	5,194

Net income	$4,242	$3,886	$12,866	$10,714

Net income per share:
Basic	$0.24	$0.25	$0.75	$0.68
Diluted	$0.24	$0.23	$0.71	$0.63

Shares used in computing net income per share:
Basic	17,404,547	15,767,188	17,166,594	15,764,081
Diluted	18,047,030	17,180,511	18,059,804	16,924,130

Asset impairment expenses:
Impairment expenses included in Direct Costs - Wireline	$322	$—	$322	$—
Impairment expenses included in Direct Costs - Wireless	$13,483	$—	$14,071	$—
Impairment expenses included in Direct Costs - New Markets	$—	$—	$1,948	$—
Total asset impairment expenses included in Direct Costs	$13,805	$—	$16,341	$—
Basic	$0.79	$—	$0.95	$—
Diluted	$0.76	$—	$0.90	$—

INTRADO INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

(Unaudited)

	December 31, 2004	December 31, 2003

ASSETS
Current assets:
Cash and cash equivalents	$31,155	$37,981
Short-term investments	8,207	—
Accounts receivable, net of allowance for doubtful accounts of approximately $190 and $357, respectively	17,556	15,678
Unbilled revenue	1,675	1,560
Prepaids and other	3,032	1,695
Deferred contract costs	5,775	4,195
Deferred income taxes-current portion	7,491	11,105

Total current assets	74,891	72,214

Property and equipment, net	22,703	26,220
Goodwill, net of accumulated amortization of $1,394	30,278	24,517
Other intangibles, net	4,155	5,586
Long term investments	898	—
Deferred contract costs	1,541	2,865
Software development costs, net	16,521	12,910
Other assets	410	955

Total assets	$151,397	$145,267

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$9,777	$10,906
Current portion of capital lease obligations	1,504	2,935
Current portion of notes payable	—	4,250
Mandatorily redeemable preferred stock payable	4,431	4,435
Deferred contract revenue	19,742	15,733

Total current liabilities	35,454	38,259

Capital lease obligations, net of current portion	1,312	1,488
Line of credit	2,000	2,000
Deferred rent, net of current portion	1,643	1,566
Notes payable, net of current portion	—	5,917
Mandatorily redeemable preferred stock payable	—	4,159
Deferred contract revenue	5,620	6,355
Deferred tax liability	1,158	1,081

Total liabilities	47,187	60,825

Stockholders’ equity:
Common stock	17	16
Additional paid-in-capital	112,186	88,944
Accumulated deficit	(7,993)	(4,518)
Total stockholders’ equity	104,210	84,442

Total liabilities and stockholders’ equity	$151,397	$145,267

INTRADO INC.

CONSOLIDATED

STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	THREE MONTHS ENDED DEC 31,		TWELVE MONTHS ENDED DEC 31,
	2004	2003	2004	2003

Cash flows from operating activities:
Net income (loss)	$(9,563)	$3,886	$(3,475)	$10,714
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,974	3,597	15,620	15,450
Asset impairment charge	13,805	—	16,341	—
Tax benefit for stock option exercises	66	64	1,415	1,913
Stock-based compensation	71	80	344	183
Other adjustments	(34)	135	249	276
Change in-
Accounts receivable and unbilled revenue	4,011	(680)	(1,668)	4,059
Prepaids and other	357	272	(712)	170
Deferred contract costs	(711)	(92)	(195)	(1,153)
Accounts payable and accrued liabilities	(1,805)	1,196	(3,527)	2,774
Deferred income taxes, net	938	1,182	3,559	2,983
Deferred revenue	2,396	1,563	3,159	(538)
Net cash provided by operating activities	13,505	11,203	31,110	36,831

Cash flows from investing activities:
Acquisition of property and equipment	(200)	(1,125)	(1,373)	(3,573)
Acquisition of business, net of cash acquired	—	—	(4,354)	—
Purchases of ST and LT investments	(1,169)	—	(9,135)	—
Capitalized software development costs	(2,519)	(1,539)	(10,228)	(5,096)
Net cash used in investing activities	(3,888)	(2,664)	(25,090)	(8,669)

Cash flows from financing activities:
Principal payments on capital lease obligations	(634)	(844)	(3,200)	(3,322)
Principal payments on notes payable and Lucent inventory payable	(6,917)	(1,221)	(14,464)	(9,567)
Proceeds from notes payable	—	(299)	—	3,900
Proceeds from exercise of options, warrants and employee stock purchase plan	668	1,066	4,788	5,913
Net cash used in financing activities	(6,883)	(1,298)	(12,876)	(3,076)

Effect of exchange rate changes on cash	17	—	30	—

Net increase (decrease) in cash and cash equivalents	2,751	7,241	(6,826)	25,086
Cash and cash equivalents, beginning of period	28,404	30,740	37,981	12,895
Cash and cash equivalents, end of period	$31,155	$37,981	$31,155	$37,981

Supplemental schedule of noncash financing and investing activities:
Property acquired with capital leases and accounts payable	$1,442	$795	$3,027	$1,924

Supplemental reconciliation of free cash flow, not including acquisitions and investments
Net cash provided by operating activities	$13,505	$11,203	$31,110	$36,831
Net cash used in investing activities	(3,888)	(2,664)	(25,090)	(8,669)
Free cash flow	9,617	8,539	6,020	28,162
add back purchases of ST and LT investments	1,169	—	9,135	—
add back acquisitions, net of cash acquired	—	—	4,354	—
Free cash flow, not including acquisitions and investments	$10,786	$8,539	$19,509	$28,162